UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3 )*

Under the Securities Exchange Act of 1934

Grupo TMM, S.A.
(Name of Issuer)
Series A Shares, without par value
(Title of Class of Securities)
40051D105
(CUSIP Number)
Emma Garcia
Reforma No. 610
Col. Lomas de Chapultepec
Mexico, D.F. 11000
(525-55) 623-06-10
with copies to:
W. Scott Wallace, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5587
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	40051D105	Page	2	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	José F. Serrano Segovia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		10,416,123

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,298,414

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,416,123

WITH	10	SHARED DISPOSITIVE POWER

		4,298,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,714,537

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	40051D105	Page	3	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Ramón Serrano Segovia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		7,475,464

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,298,414

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,475,464

WITH	10	SHARED DISPOSITIVE POWER

		4,298,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,773,878

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	40051D105	Page	4	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Servicios Directivos Servia, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		4,297,914

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,297,914

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,297,914

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	40051D105	Page	5	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Promotora Servia, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		4,298,414

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,298,414

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,298,414

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.75%

14	TYPE OF REPORTING PERSON

	CO

Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURE

     This Amendment No. 3 (this “Third Amendment”) supplements the Schedule 13D originally filed in paper format on May 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2005, and Amendment No. 2 to Schedule 13D filed on June 28, 2006, relating to the Series A Shares, without par value (the “Series A Shares”), of Grupo TMM, S.A. (formerly Grupo Servia, S.A. de C.V.), a fixed capital corporation (sociedad anonima) incorporated under Mexican law (the “Issuer”). As disclosed in Amendment No. 2 to Schedule 13D, Teresa Serrano Segovia is no longer a member of the group with the other Reporting Persons within the meaning of Section 13(d)(3) of the Securities Act of 1933 (the “Act”). This Third Amendment is filed by Jose F. Serrano Segovia, Ramon Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”) and Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”) (collectively, the “Reporting Persons”) to update and supplement information previously filed in connection with pending litigation with respect to Series A Shares owned by the Reporting Persons. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Commission.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby supplemented as follows:
     On July 14, 2006, in the County Court of Law in Kendall County, Texas, Argyll Equities, LLC (“Argyll”) filed its Original Answer to Servicios’ Counterclaims. In its Answer, Argyll states that in the ordinary course of business it sold the shares of the Issuer’s stock pledged to Argyll by Servicios. Such pleading also states that upon Servicios providing appropriate funds pursuant to the contract between Argyll and Servicios, Argyll will return and has returned the amount of stock it calculates as due to Servicios as to each transaction, but that it is not holding any of the Issuer’s stock owned by Servicios. Argyll’s claim that it had the right to sell such shares and the amount of any payments required by Servicios to obtain the return of shares, among other things, are the subject of such litigation.
     On July 14, 2006, the Honorable Judge Bill R. Palmer, presiding over such court, extended the Temporary Restraining Order, which was originally issued against Argyll and in favor of Servicios on June 19, 2006, for an additional week.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     This Item 6 is hereby supplemented as follows:
     As of July 18, 2006, an aggregate of 737,074 Series A Shares (including Series A Shares that may be represented by ADSs) which were previously pledged for the benefit of Argyll have been returned to Servicios and are no longer subject to any pledge arrangement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 20, 2006

/s/ José F. Serrano Segovia

José F. Serrano Segovia

/s/ Ramón Serrano Segovia

Ramón Serrano Segovia

PROMOTORA SERVIA, S.A. DE C.V.

By:	/s/ Javier Segovia Serrano
Name:	Javier Segovia Serrano
Title:	Legal Representative

SERVICIOS DIRECTIVOS SERVIA, S.A. DE C.V.

By:	/s/ Javier Segovia Serrano
Name:	Javier Segovia Serrano
Title:	Legal Representative